CARTER LEDYARD & MILBURN LLP
                                Counselors at Law
                                   2 Wall Street
                            New York, NY 10005-2072
                                       o
                               Tel (212) 732-3200
                               Fax (212) 732-3232


    Steven J. Glusband                            701 8th Street, N.W., Suite 41
          Partner                                      Washington, DC 20001-3893
            o                                              (202) 898-1515
Direct Dial: 212-238-8605                                       o
 E-mail: srosen@clm.com                                 570 Lexington Avenue
                                                      New York, NY 10022-6856
                                                         (212) 371-2720

                                                     April 16, 2010

VIA EDGAR
---------

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                      Re:      Prana Biotechnology Limited
                               Form 20-F for Fiscal Year Ended June 30, 2009 File September 24, 2009
                               File No. 0-49843
                               ----------------

Dear Mr. Rosenberg:

         On behalf of our client, Prana Biotechnology Limited (the "Company"), we are submitting this letter in response to the written comment of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Richard Revelins, Chief Financial Officer of the Company, dated March 29, 2010, with respect to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2009 filed with the Commission on September 24, 2009.

         The paragraph below is numbered to correspond to the Staff's comment as set forth in your letter dated March 29, 2010. We have repeated your comment in italics and boldface and set forth our response in plain type below the comment.

CONSOLIDATED INCOME STATEMENTS, PAGE F-3
----------------------------------------

1. PLEASE REVISE YOUR DISCLOSURE TO CLARIFY IF `PERSONNEL EXPENSES' INCLUDES SALARIES OF EMPLOYEES INVOLVED IN RESEARCH AND DEVELOPMENT ACTIVITIES INCLUDING WHETHER CONSULTANCY FEES PAID TO CLINICIANS AND SCIENTISTS ARE RELATED TO RESEARCH AND DEVELOPMENT. IF SO, PLEASE TELL US WHY THESE SALARIES/FEES ARE NOT INCLUDED IN `RESEARCH AND DEVELOPMENT EXPENSES' ON THE INCOME STATEMENT OR WHY YOU HAVE NOT OTHERWISE DISCLOSED TOTAL RESEARCH AND DEVELOPMENT EXPENSES AS REQUIRED BY PARAGRAPH 126 OF IAS 38.

         The Company has reviewed its disclosure and provides the following explanation to clarify its accounting policies:

         "Personnel expenses" include salaries and fees paid to employees and consultants involved in research and development activities.

         "Research and development expenses" consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

         Upon re-examination of IAS 38, the Company agrees with the Staff's position. To comply with the disclosure requirement of paragraph 126 of IAS 38, the Company intends to provide the following supplemental disclosure in the Notes to its financial statements to be included in future filings, commencing with its annual report on Form 20-F for the year ended June 30, 2010 (the "2010 Form 20-F"):

TOTAL RESEARCH AND DEVELOPMENT COSTS
                                            For the year ended December 31,
                                        ---------------------------------------
                                            2007         2008            2009
                                        -----------   -----------   -----------
Personnel expenses related to
  research and development              A$1,290,190   A$1,471,357     A$812,086
Research and development
  expenses(1)                           A$4,492,193   A$5,757,168   A$2,215,358
                                        -----------   -----------   -----------
  Total research and development costs  A$5,782,383   A$7,228,525   A$3,027,444
                                        -----------   -----------   -----------
----------------------
(1)Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

         The Company also intends to provide clarifying language in its future annual reports, commencing with the 2010 Form 20-F, to reflect that personnel expenses include salaries and fees paid to employees and consultants involved in research and development activities.

                                   **********

         Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

                                            Very truly yours,

                                            /s/Steven J. Glusband
                                            Steven J. Glusband



cc:  Geoffrey Kempler, Chief Executive Officer,
       Prana Biotechnology Limited (by email)
     Richard Revelins, Chief Financial Officer,
       Prana Biotechnology Limited (by email)
     Anna Jarmolowski, The CFO Solution (by email)
     Brad Slade, The CFO Solution (by email)



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